# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **Bear Stearns Asset Backed Securities I LLC** | **0001283557** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, November 28, 2005, Series 2005-9** | **333-125422** |

Name of Person Filing the Document
(If Other than the Registrant)





05073136




SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH, D.C.
192
SECTION



PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: 

Name: Baron Silverstein

Title: Vice President

Dated: November 28, 2005

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

# Preliminary Term Sheet

## $[454,969,000] *(Approximate)*

## SACO I Trust 2005-9

## Mortgage Pass-Through Certificates, Series 2005-9

**EMC Mortgage Corporation**
Mortgage Loan Seller

**Bear Stearns Asset Backed Securities I LLC**
Depositor

**November 7, 2005**

## STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement and the prospectus (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

# $[454,969,000] (Approximate)
# SACO I TRUST 2005-9,
# MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2005-9

**Characteristics of the Certificates** [(1)]

| Certificates | Initial Certificate Principal Amount [(2)] | Percent | Coupon Type | Est. WAL to Call (years) | Principal Lockout/ Window (months) | Expected Final Maturity Date | Final Scheduled Distribution Date | Expected Ratings (Moody's / S&P/ Fitch) |
|---|---|---|---|---|---|---|---|---|
| Class A-1 | $167,997,000 | 34.10% | Variable [(3)] | 1.10 | 0/32 | July 2008 | October 2035 | Aaa/AAA/AAA |
| Class A-2 | $92,404,000 | 18.76% | Variable [(3)] | 0.53 | 0/13 | December 2006 | October 2035 | Aaa/AAA/AAA |
| Class A-3 | $75,592,000 | 15.34% | Variable [(3)] | 1.80 | 12/20 | July 2008 | October 2035 | Aaa/AAA/AAA |
| Class M-1 | $26,850,000 | 5.45% | Variable [(3)] | 2.96 | 31/14 | December 2017 | October 2035 | Aa1/AA+/AA+ |
| Class M-2 | $24,879,000 | 5.05% | Variable [(3)] | 3.74 | 44/1 | July 2016 | October 2035 | Aa2AA/AA |
| Class M-3 | $9,360,000 | 1.90% | Variable [(3)] | 3.74 | 44/1 | January 2016 | October 2035 | Aa3/AA-/AA- |
| Class M-4 | $15,272,000 | 3.10% | Variable [(3)] | 3.74 | 44/1 | November 2015 | October 2035 | A1/A+/A+ |
| Class M-5 | $10,839,000 | 2.20% | Variable [(3)] | 3.74 | 44/1 | June 2015 | October 2035 | A2/A/A |
| Class M-6 | $8,375,000 | 1.70% | | 3.74 | 44/1 | February 2015 | October 2035 | A3/A-/A- |
| Class B-1 | $9,853,000 | 2.00% | Variable [(3)] | 3.71 | 42/3 | November 2014 | October 2035 | Baa1/BBB+/BBB+ |
| Class B-2 | $6,405,000 | 1.30% | Variable [(3)] | 3.63 | 41/4 | June 2014 | October 2035 | Baa2/BBB/BBB |
| Class B-3 | $7,143,000 | 1.45% | Variable [(3)] | 3.57 | 40/5 | February 2014 | October 2035 | Baa3/BBB-/BBB- |
| Class B-4 | $9,114,000 | 1.85% | Variable [(3)] | 3.52 | NOT OFFERED HEREBY | | | Ba1/BB+/BB+ |

**Notes:**

(1) The Certificates will be priced assuming a 35% CPR and a 20% Clean-Up Call.
(2) The Certificates are approximate and are subject to a 10% variance.
(3) The lesser of (a) one-month LIBOR plus the related margin and (b) 11.00% per annum, in each case subject to the Net WAC Cap Rate limitation. After the Clean-Up Call Date, the margin on the Class A Certificates will increase by 2.0 times, and the margins on the Class M Certificates and Class B Certificates will increase by 1.5 times.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## THE COLLATERAL

The assets of the trust represent a 100% beneficial ownership interest in a pool of Mortgage Loans, which will consist of fixed-rate, junior-lien Mortgage Loans with an aggregate Stated Principal Balance of approximately $492,657,589.52 as of September 1, 2005 (the "Statistical Calculation Date").

## THE STRUCTURE

**Class A Certificates**
The Class A-1, Class A-2 and Class A-3 Certificates (collectively, the "Class A Certificates") will be issued as floating-rate senior securities.

**Class M Certificates**
The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively, the "Class M Certificates") will be issued as floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-6 Certificates will be subordinate to the Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. The Class M-5 Certificates will be subordinate to the Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. The Class M-4 Certificates will be subordinate to the Class M-3, Class M-2 and Class M-1 Certificates. The Class M-3 Certificates will be subordinate to the Class M-2 Certificates and Class M-1 Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

**Class B Certificates**
The Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (collectively, the "Class B Certificates") will be issued as floating-rate subordinate securities. The Class B Certificates will be subordinate to the Class M and Class A Certificates. The Class B-4 Certificates will be subordinate to the Class B-3, Class B-2 and Class B-1 Certificates. The Class B-3 Certificates will be subordinate to the Class B-2 Certificates and the Class B-1 Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

**Offered Certificates**
Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates are offered hereby.

**Non-Offered Certificates**
Class B-4, Class C and Class R Certificates are not offered hereby.

**Certificates**
The Offered Certificates and the Non-Offered Certificates are collectively referred to as the "Certificates."

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

| | |
|---|---|
| **Underwriter:** | Bear, Stearns & Co. Inc. |
| **Depositor:** | Bear Stearns Asset Backed Securities I LLC. |
| **Mortgage Loan Seller:** | EMC Mortgage Corporation. |
| **Master Servicer:** | EMC Mortgage Corporation. |
| **Subservicer:** | The primary servicing will be provided by EMC. |
| **Custodians:** | Wells Fargo Bank, National Association and LaSalle Bank National Association. |
| **Trustee:** | LaSalle Bank National Association. |
| **Federal Tax Status:** | The trust will be established as one or more REMICs for U.S. federal income tax purposes. |
| **Registration:** | The Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates will be available in book-entry form through DTC. The Class B-4 Certificates will only be available in registered physical form. |
| **Denominations:** | For the Class A, Class M and Class B Certificates, minimum denominations of $100,000 and multiples of $1 in excess thereof. |
| **Statistical Calculation Date:** | October 1, 2005. |
| **Cut-off Date:** | November 1, 2005. |
| **Closing Date:** | [November 30, 2005]. |
| **Distribution Date:** | The 25th day of each month (or the next business day) commencing in December 2005. |
| **Record Date:** | With respect to the Class A, Class M and Class B Certificates (other than the Class B-4 Certificates) and any Distribution Date, the close of business on the day prior to that Distribution Date. With respect to the Class B-4 Certificates, the close of business on the last business day of the month preceding the month in which such Distribution Date occurs. |
| **Final Scheduled Distribution Date:** | [October 25, 2035]. |
| **ERISA Eligibility:** | The Class A, Class M, Class B-1, Class B-2 and Class B-3 Certificates are expected to be eligible for purchase by or on behalf of employee benefit plans subject to Title 1 of the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue code of 1986, subject to the considerations described in the prospectus supplement. |
| **SMMEA Eligibility:** | The Certificates will not be "mortgage related securities" for purposes of SMMEA. |
| **Optional Termination:** | The majority holder of the Class C Certificates may purchase all of the Mortgage Loans (and any properties acquired in respect thereof) when the aggregate Stated Principal Balance of the Mortgage Loans (and such properties) is equal to or less than 20% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, thereby effecting early retirement of the Certificates. |
| **Pricing Prepayment Speed:** | The Offered Certificates will be priced based on a constant prepayment speed of 35% CPR. |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Mortgage Loans:** As of the Statistical Calculation Date, the aggregate Stated Principal Balance of the Mortgage Loans was approximately $492,657,589.52. The Mortgage Loans consist of 9,644 fixed-rate, junior-lien Mortgage Loans. Based upon Statistical Calculation Date data, approximately 19.81% of the Mortgage Loans were originated or acquired by [Waterfield]; and approximately 80.19% of the Mortgage Loans were originated or acquired by EMC Mortgage Corporation from other various sellers.

**Pass-Through Rate:** With respect to each Accrual Period, the Class A, Class M and Class B Certificates accrue interest at a per annum Pass-Through Rate based on the lesser of (a) a one-month LIBOR index plus a specified margin and (b) 11.00% per annum, but such Pass-Through Rate is subject to a limit equal to the Net WAC Cap Rate.

**Accrual Period:** With respect to each Distribution Date, interest will accrue (a) for the Class A, Class M and Class B Certificates, during the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs (or, in the case of the December 2005 Distribution Date, commencing on the Closing Date) and ending on the day preceding that Distribution Date.

**Net Rate Cap:** With respect to any Distribution Date and any Class of Certificates a per annum rate equal to the lesser of (x) 11.00% per annum and (y) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the aggregate Stated Principal Balances of such Mortgage Loans on such due date. The Net Rate Cap for any Class of Certificates will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

**Basis Risk Shortfall Carry Forward Amount:** With respect to any Class of Certificates and any Distribution Date, the sum of (A) if on such Distribution Date the Pass-Through Rate for such class is based upon the related Net Rate Cap, the excess, if any, of (i) the amount of interest that such class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate been calculated at a per annum rate equal to One-Month LIBOR plus a specified margin in the case of each Class of Certificates, over (ii) the amount of interest that such class received on such Distribution Date at the related Net Rate Cap for such Distribution Date (such excess being the "Basis Risk Shortfall" for such Distribution Date); and (B) the Basis Risk Shortfall for all previous Distribution Dates not previously paid, together with interest threon at a rate equal to the applicable Pass-Through Rate for such Distribution Date.

**Net Mortgage Rate:** With respect to any Mortgage Loan or REO Property, the then applicable interest rate threon minus the sum of (i) the Servicing Fee Rate and (ii) the Trustee Fee Rate.

**Servicing Fee Rate:** 0.5000% per annum on the outstanding aggregate Stated Principal Balance of the Mortgage Loans.

**Trustee Fee Rate:** [0.0125]% per annum on the outstanding aggregate Stated Principal Balance of the Mortgage Loans.

**Interest Carry Forward Amount:** With respect to any Class of Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the excess of (a) the monthly interest distributable amount for such Class with respect to such Distribution Date and any prior Distribution Dates over (b) the amount actually distributed to such class with respect to interest on such Distribution Dates, and (2) interest on such excess (to the extent permitted by applicable law) at the applicable Pass-Through Rate for the related accrual period including the accrual period relating to the current Distribution Date.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Allocated Realized Loss Amount:** With respect to any Distribution Date and any Class of Certificates, the sum of (x) the amount of any Realized Losses which have been applied in reduction of the Certificate Principal Balance of such Class on the preceding Distribution Date and (y) the amount of any Allocated Realized Loss Amount for such Class remaining unpaid on such preceding Distribution Date.

**Unpaid Realized Loss Amount:** With respect to the Class A Certificates and as to any Distribution Date is the excess of (i) the Allocated Realized Loss Amounts with respect to such class over (ii) the sum of all distributions in reduction of the Allocated Realized Loss Amounts on all previous Distribution Dates. Any amounts distributed to the Class A Certificates in respect of any Unpaid Realized Loss Amount will not be applied to reduce the Certificate Principal Balance of such class.

**Credit Enhancement:** The Offered Certificates will have the benefit of the following credit enhancement mechanisms, each of which is intended to provide credit support for the Offered Certificates, as applicable:

For the holders of the Class A Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
3) **Subordination:** The subordination of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 26.00% of the Cut-off Date pool balance).

For the holders of the Class M-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
3) **Subordination:** the subordination of the Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 20.55% of the Cut-off Date pool balance).

For the holders of the Class M-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
3) **Subordination:** the subordination of the Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 15.50% of the Cut-off Date pool balance).

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

For the holders of the Class M-3 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
**Subordination:** the subordination of the Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 13.60% of the Cut-off Date pool balance).

For the holders of the Class M-4 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
**Subordination:** the subordination of the Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 10.50% of the Cut-off Date pool balance).

For the holders of the Class M-5 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
**Subordination:** the subordination of the Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 8.30% of the Cut-off Date pool balance).

For the holders of the Class M-6 Certificates:

3) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
4) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
**Subordination:** the subordination of the Class B-1, Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 6.60% of the Cut-off Date pool balance).

For the holders of the Class B-1 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
**Subordination:** the subordination of Class B-2, Class B-3 and Class B-4 Certificates (initially equal to approximately 4.60% of the Cut-off Date pool balance).

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

For the holders of the Class B-2 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
3) **Subordination:** The subordination of the Class B-3 Certificates and Class B-4 Certificates (initially equal to approximately 3.30% of the Cut-off Date pool balance).

For the holders of the Class B-3 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.
3) **Subordination:** The subordination of the Class B-4 Certificates (initially equal to approximately 1.85% of the Cut-off Date pool balance).

For the holders of the Class B-4 Certificates:

1) **Excess Spread:** On each Distribution Date, any excess spread will be available to cover losses, interest shortfalls and, to build the Overcollateralization Amount. Such available excess spread will be used to make payments of interest and principal on the Certificates, and will be applied as net monthly excess cashflow.
2) **Overcollateralization:** The initial Overcollateralization Amount will be approximately 5.80%.

**Realized Losses:** Realized Losses will be absorbed first by excess spread and then by the Overcollateralization Amount then outstanding. Following the reduction of the Overcollateralization Amount to zero, all allocable Realized Losses will be allocated, first to the Class B-4 Certificates, second to the Class B-3 Certificates, third to the Class B-2 Certificates, fourth to Class B-1 Certificates, fifth to the Class M-6 Certificates, sixth to the Class M-5 Certificates, seventh to the Class M-4 Certificates, eighth to the Class M-3 Certificates, ninth to the Class M-2 Certificates, tenth to the Class M-1 Certificates and eleventh to the Class A Certificates, in each case in reduction of the Certificate Principal Balance thereof. Realized Losses will be allocated pro rata among the Class A-1 Certificates on the one hand and the Class A-2 and Class A-3 Certificates on the other hand. Realized Losses allocable to the Class A-2 Certificates will be allocated, first to the Class A-3 Certificates and second to the Class A-2 Certificates.

**Stepdown Date:** The later of (a) the Distribution Date occurring in December 2008, and (b) the first Distribution Date for which the sum of the aggregate Certificate Principal Balance of the Class M Certificates and Class B Certificates and the Overcollateralization Amount for such Distribution Date, divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to approximately 63.60%.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Interest Remittance Amount:** With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees).

**Principal Distribution Amount:** On any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the related monthly Interest Distribution Amount and (b) the sum of the following:

(i) The scheduled principal collected on the Mortgage Loans during the related Due Period or advanced on or before the related Servicer advance date;
(ii) the prepayments in respect of the Mortgage Loans, exclusive of any prepayment charges, collected in the related Prepayment Period;
(iii) the Stated Principal Balance of each mortgage Loan that was repurchased by EMC, in its capacity as seller, or the Master Servicer;
(iv) the amount, if any, by which the aggregate unpaid principal balance of any replacement Mortgage Loans is less than the aggregate unpaid principal balance of any deleted Mortgage Loans delivered by EMC, in its capacity as seller, in connection with a substitution of a Mortgage Loan;
(v) all Liquidation Proceeds and Subsequent Recoveries collected during the related Prepayment Period on the Mortgage Loans, to the extent such Liquidation Proceeds and Subsequent Recoveries related to principal, less all non-recoverable advances relating to principal reimbursed during the related Due Period;
(vi) the principal portion of the purchase price of the assets of the trust upon the exercise by the majority holder of the Class C Certificates or the Master Servicer, as applicable, of its optional termination right; minus
(vii) any amounts required to be reimbursed to the seller, the Master Servicer or the trustee as provided in the Pooling and Servicing Agreement; plus
(viii) any Extra Principal Distribution Amount for such Distribution Date; less
(ix) any Overcollateralization Release Amount for such Distribution Date.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Priority of Payments:** Payments of interest and principal on each Class of Certificates will be as follows:

**Interest**

The Interest Remittance Amount will be applied in the following order of priority:

1) Fees and expenses of the Master Servicer and the Trustee;
2) To the Class A-1, Class A-2 and Class A-3 Certificateholders, pro rata, any current interest plus any Interest Carry Forward Amount;
3) To the Class M-1 Certificateholders, current interest;
4) To the Class M-2 Certificateholders, current interest;
5) To the Class M-3 Certificateholders, current interest;
6) To the Class M-4 Certificateholders, current interest;
7) To the Class M-5 Certificateholders, current interest;
8) To the Class M-6 Certificateholders, current interest;
9) To the Class B-1 Certificateholders, current interest;
10) To the Class B-2 Certificateholders, current interest;
11) To the Class B-3 Certificateholders, current interest; and
12) To the Class B-4 Certificateholders, current interest.

**Principal**

The Principal Distribution Amount will be applied in the following order of priority:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) Concurrently on a pro rata basis, (i) to the Class A-1 Certificateholders, and (ii) sequentially, to the Class A-2 and Class A-3 Certificateholders, in that order, in each case, until paid in full;
2) To the Class M-1 Certificateholders, until paid in full;
3) To the Class M-2 Certificateholders, until paid in full;
4) To the Class M-3 Certificateholders, until paid in full;
5) To the Class M-4 Certificateholders, until paid in full;
6) To the Class M-5 Certificateholders, until paid in full;
7) To the Class M-6 Certificateholdrs, until paid in full;
8) To the Class B-1 Certificateholders, until paid in full;
9) To the Class B-2 Certificateholders, until paid in full;
10) To the Class B-3 Certificateholders, until paid in full; and
11) To the Class B-4 Certificateholders, until paid in full.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

<u>On and after the Stepdown Date or on which a Trigger Event is not in effect</u>

1) Concurrently on a pro rata basis, (i) to the Class A-1 Certificateholders, and (ii) sequentially, to the Class A-2 and Class A-3 Certificateholders, the related Principal Distribution Amount, in that order, in each case, until paid in full;
2) To the Class M-1 Certificateholders, the Class M-1 Principal Distribution Amount until paid in full;
3) To the Class M-2 Certificateholders, the Class M-2 Principal Distribution Amount until paid in full;
4) To the Class M-3 Certificateholders, the Class M-3 Principal Distribution Amount until paid in full;
5) To the Class M-4 Certificateholders, the Class M-4 Principal Distribution Amount until paid in full;
6) To the Class M-5 Certificateholders, the Class M-5 Principal Distribution Amount until paid in full;
7) To the Class M-6 Certificateholders, the Class M-6 Principal Distribution Amount until paid in full;
8) To the Class B-1 Certificateholders, the Class B-1 Principal Distribution Amount until paid in full;
9) To the Class B-2 Certificateholders, the Class B-2 Principal Distribution Amount until paid in full; and
10) To the Class B-3 Certificateholders, the Class B-3 Principal Distribution Amount until paid in full; and
11) To the Class B-4 Certificateholders, the Class B-4 Principal Distribution Amount until paid in full.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Net Monthly Excess Cashflow

On each Distribution Date, the Net Monthly Excess Cashflow will be applied in the following order of priority to the extent available for such purpose:

1) To the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Overcollateralization Increase Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the Class A Certificateholders, (a) first, any Interest Carry Forward Amount to the extent unpaid from the Interest Remittance Amount on a pro rata basis and (b) second, any Unpaid Allocated Realized Loss Amount on a pro rata basis between the Class A-1 Certificate holders on the one hand and the Class A-2 and Class A-3 Certificateholders on the other hand, and sequentially between the Class A-2 and Class A-3 Certificateholders;
3) To the Class M-1 Certificateholders, any Interest Carry Forward Amount;
4) To the Class M-2 Certificateholders, any Interest Carry Forward Amount;
5) To the Class M-3 Certificateholders, any Interest Carry Forward Amount;
6) To the Class M-4 Certificateholders, any Interest Carry Forward Amount;
7) To the Class M-5 Certificateholders, any Interest Carry Forward Amount;
8) To the Class M-6 Certificateholders, any Interest Carry Forward Amount;
9) To the Class B-1 Certificateholders, any Interest Carry Forward Amount;
10) To the Class B-2 Certificateholders, any Interest Carry Forward Amount;
11) To the Class B-3 Certificateholders, any Interest Carry Forward Amount;
12) To the Class B-4 Certificateholders, any Interest Carry Forward Amount;
13) To the Class A-1, Class A-2 and Class A-3 Certificateholders, pro rata, any Basis Risk Shortfall Carry Forward Amount;
14) To the Class M-1 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
15) To the Class M-2 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
16) To the Class M-3 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
17) To the Class M-4 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
18) To the Class M-5 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
19) To the Class M-6 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
20) To the Class B-1 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
21) To the Class B-2 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
22) To the Class B-3 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
23) To the Class B-4 Certificateholders, any Basis Risk Shortfall Carry Forward Amount;
24) To the Class A Certificateholders on a pro rata basis, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, and Class B-4 Certificateholders, sequentially in that order, any unpaid prepayment interest shortfalls and Relief Act shortfalls, allocated thereto; and
25) Any remaining amounts will be paid to the holder of the Class C Certificates.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Principal Priority:**

For each Distribution Date prior to the Stepdown Date, the Principal Distribution Amount will be paid sequentially to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

For each Distribution Date on or after the Stepdown Date, the applicable Principal Distribution Amount will be calculated such that all Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Class A Certificates such that the Class A Certificates will have approximately 63.60% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have approximately 52.70% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have approximately 42.60% subordination, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have approximately 38.80% subordination, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have approximately 32.60% subordination, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have approximately 28.20% subordination, seventh, to the Class M-6 Certificates such that the Class m-6 Certificates will have approximately 24.80% subordination, eight, to the Class B-1 Certificates such that the Class B-1 Certificates will have approximately 20.80% subordination, ninth, to the Class B-2 Certificates such that the Class B-2 Certificates will have approximately 18.20% subordination, tenth, to the Class B-3 Certificates such that the Class B-3 Certificates will have approximately 15.30% subordination and last, to the Class B-4 Certificates such that the Class B-4 Certificates will have approximately 11.60% subordination, in each case until the Certificate Principal Balance thereof has been reduced to zero.

**Class A Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the Certificate Principal Balance of the Class A Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 36.40% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Class M-1 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 47.30% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

**Class M-2 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 57.40% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Class M-3 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 61.20% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

**Class M-4 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 67.40% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Class M-5 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 71.80% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

**Class M-6 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount; and the Class M-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 75.20% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Class B-1 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates and the Class M-5 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 79.20% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Class B-2 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates and the Class B-1 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class B-1 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 81.80% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Class B-3 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of :

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates and the Class B-2 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount and the Class B-2 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 84.70% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Class B-4 Principal Distribution Amount:**

With respect to any Distribution Date, the lesser of:

- the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates, the Class B-1 Certificates, the Class B-2 Certificates and the Class B-3 Certificates (after taking into account the payment of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount, the Class B-1 Principal Distribution Amount, the Class B-2 Principal Distribution Amount and the Class B-3 Principal Distribution Amount for that Distribution Date) and (2) the Certificate Principal Balance of the Class B-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the subordination percentage equal to approximately 88.40% and (2) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period), and (y) the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) less the Overcollateralization Floor Amount.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

**Trigger Event:** A Trigger Event will exist with respect to any Distribution Date if during the applicable period each of the applicable standards specified below for the Sixty Day Plus Delinquency Percentage or the Cumulative Realized Loss Percentage is not satisfied:

1) On any Distribution Date, the Sixty Day Plus Delinquency Percentage is less than [7.00]%;
2) On any Distribution Date from and including the Distribution Date in September 2008 to and including the Distribution Date in August 2009, the Cumulative Realized Loss Percentage for such Distribution Date is less than [5.05]%;
3) On any Distribution Date from and including the Distribution Date in September 2009 to and including the Distribution Date in August 2010, the Cumulative Realized Loss Percentage for such Distribution Date is less than [7.85]%;
4) On any Distribution Date from and including the Distribution Date in September 2010 to and including the Distribution Date in August 2011, the Cumulative Realized Loss Percentage for such Distribution Date is less than [10.05]%; and
5) On any Distribution Date thereafter, the Cumulative Realized Loss Percentage for such Distribution Date is less than [10.50]%.

**Sixty Day Plus Delinquency Percentage:** A percentage obtained by dividing (x) the aggregate outstanding Stated Principal Balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month.

**Cumulative Realized Loss Percentage:** A percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period by (y) the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

**Net Monthly Excess Cashflow:** With respect to any Distribution Date, the excess, if any, of (x) the available distribution amount for such Distribution Date over (y) the aggregate for such Distribution Date of the amount required to be distributed as described under "Interest" and "Principal" under "Priority of Payments" above.

**Overcollateralization Amount:** With respect to any Distribution Date is the excess, if any, of (a) the aggregate Stated Principal Balances of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, ot the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates on such Distribution Date (after taking into account the payment of principal other than any Extra Principal Distribution Amount on such certificates).

**Overcollateralization Floor Amount:** An amount equal to 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

| | |
|---|---|
| **Overcollateralization Target Amount:** | With respect to any Distribution Date, (a) prior to the Stepdown Date, approximately 5.80% of the the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, (b) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (i) the lesser of, (1) approximately 5.80% of the the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date and (2) approximately 11.60% of the then current aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (ii) the Overcollateralization Floor, (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. |
| **Extra Principal Distribution Amount:** | With respect to any Distribution Date is the lesser of (a) the excess, if any, of the Overcollateralization Target Amount for such Distribution Date, over the Overcollateralization Amount for such Distribution Date (after giving effect to distributions of principal on the certificates other than any Extra Principal Distribution Amount) and (b) the excess spread for such Distribution Date. |
| **Overcollateralization Release Amount:** | With respect to any Distribution Date for which is the lesser of (x) the sum of (i) the scheduled principal collected on the Mortgage Loans during the related Due Period or advanced on or before he related Servicer advance date; (ii) the prepayments in respect of the Mortgage Loans, exclusive of any prepayment charges, collected in the related Prepayment Period; (iii) the Stated Principal Balance of each Mortgage Loan that was repurchased by EMC, in its capacity as seller, or the Master Servicer; (iv) the amount, if any, by which the aggregate unpaid principal balance of any replacement Mortgage Loans is less than the aggregate unpaid principal balance of any deleted Mortgage Loans delivered by EMC, in its capacity as seller, in connection with a substitution of a Mortgage Loan; (v) all Liquidation Proceeds and Subsequent Recoveries collected during the related Prepayment Period on the Mortgage Loans, to the extent such Liquidation Proceeds and Subsequent Recoveries relate to principal, less all non-recoverable advances relating to principal reimbursed during the related Due Period; and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date over (ii) the Overcollateralization Target Amount for such Distribution Date. |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Net WAC Cap Rate

| Month | (%) | Month | (%) | Month | (%) |
|---|---|---|---|---|---|
| 1 | 10.5846 | 22 | 10.2440 | 43 | 10.2450 |
| 2 | 10.2432 | 23 | 10.5855 | 44 | 10.5866 |
| 3 | 10.2432 | 24 | 10.2441 | 45 | 10.2452 |
| 4 | 11.3407 | 25 | 10.5856 | | |
| 5 | 10.2433 | 26 | 10.2442 | | |
| 6 | 10.5848 | 27 | 10.2442 | | |
| 7 | 10.2434 | 28 | 10.9508 | | |
| 8 | 10.5849 | 29 | 10.2443 | | |
| 9 | 10.2434 | 30 | 10.5859 | | |
| 10 | 10.2435 | 31 | 10.2444 | | |
| 11 | 10.5850 | 32 | 10.5860 | | |
| 12 | 10.2436 | 33 | 10.2445 | | |
| 13 | 10.5851 | 34 | 10.2446 | | |
| 14 | 10.2436 | 35 | 10.5861 | | |
| 15 | 10.2437 | 36 | 10.2447 | | |
| 16 | 11.3413 | 37 | 10.5862 | | |
| 17 | 10.2438 | 38 | 10.2448 | | |
| 18 | 10.5853 | 39 | 10.2448 | | |
| 19 | 10.2439 | 40 | 11.3425 | | |
| 20 | 10.5854 | 41 | 10.2449 | | |
| 21 | 10.2440 | 42 | 10.5865 | | |

**Selected Assumptions:**
1) 1-month LIBOR = 20%
2) 35% CPR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Excess Spread Before Losses (%)

| Month | Excess Spread (2) | Excess Spread (3) | Month | Excess Spread (2) | Excess Spread (3) |
|---|---|---|---|---|---|
| 1 | 6.95 | 6.95 | 33 | 6.24 | 5.67 |
| 2 | 6.07 | 6.05 | 34 | 6.26 | 5.68 |
| 3 | 6.07 | 5.92 | 35 | 6.42 | 5.86 |
| 4 | 6.51 | 6.24 | 36 | 6.30 | 5.72 |
| 5 | 6.08 | 5.66 | 37 | 6.45 | 5.89 |
| 6 | 6.22 | 5.73 | 38 | 6.16 | 5.55 |
| 7 | 6.08 | 5.51 | 39 | 5.99 | 5.36 |
| 8 | 6.22 | 5.65 | 40 | 6.28 | 5.69 |
| 9 | 6.08 | 5.47 | 41 | 5.85 | 5.17 |
| 10 | 6.08 | 5.46 | 42 | 6.06 | 5.41 |
| 11 | 6.23 | 5.62 | 43 | 5.95 | 5.28 |
| 12 | 6.08 | 5.46 | 44 | 6.12 | 5.47 |
| 13 | 6.23 | 5.63 | 45 | 5.99 | 5.32 |
| 14 | 6.08 | 5.48 | | | |
| 15 | 6.09 | 5.49 | | | |
| 16 | 6.53 | 6.00 | | | |
| 17 | 6.10 | 5.52 | | | |
| 18 | 6.25 | 5.69 | | | |
| 19 | 6.12 | 5.54 | | | |
| 20 | 6.27 | 5.71 | | | |
| 21 | 6.13 | 5.56 | | | |
| 22 | 6.14 | 5.57 | | | |
| 23 | 6.29 | 5.74 | | | |
| 24 | 6.15 | 5.58 | | | |
| 25 | 6.30 | 5.75 | | | |
| 26 | 6.17 | 5.60 | | | |
| 27 | 6.18 | 5.61 | | | |
| 28 | 6.47 | 5.94 | | | |
| 29 | 6.20 | 5.63 | | | |
| 30 | 6.35 | 5.80 | | | |
| 31 | 6.22 | 5.65 | | | |
| 32 | 6.37 | 5.81 | | | |

**Selected Assumptions:**
1) 35% CPR
2) 1-month LIBOR = 4.20%
3) Forward LIBOR

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Breakeven CDR Table

The tables below describe the Constant Default Rate ("CDR"), and the related cumulative loss on the mortgage loans that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at forward LIBOR. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 100% loss severity, (3) 6-month lag from default to loss, (4) triggers fail (i.e., no stepdown).

| | Forward LIBOR | |
|---|---|---|
| | **CDR Break** | **Cumulative Loss** |
| **Class A-1** | 23.35 | 37.999 |
| **Class A-2** | 57.92 | 66.030 |
| **Class A-3** | 23.35 | 37.999 |
| **Class M-1** | 19.15 | 32.937 |
| **Class M-2** | 15.67 | 28.285 |
| **Class M-3** | 14.43 | 26.520 |
| **Class M-4** | 12.50 | 23.631 |
| **Class M-5** | 11.18 | 21.571 |
| **Class M-6** | 10.18 | 19.949 |
| **Class B-1** | 9.02 | 18.003 |
| **Class B-2** | 8.29 | 16.725 |
| **Class B-3** | 7.47 | 15.276 |
| **Class B-4** | 6.65 | 13.792 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Outstanding Principal Balance | $492,657,589.52 | | |
| Number of Loans | 9,644 | | |
| Average Scheduled Principal Balance | $51,084.36 | $210.27 | $525,000.00 |
| [1] Original Combined Loan-to-Value Ratio | 97.59% | 18.00% | 100.00% |
| [1] Mortgage Rate | 11.098% | 5.000% | 16.250% |
| [1] Net Mortgage Rate | 10.585% | 4.487% | 15.737% |
| [1] Remaining Term to Stated Maturity (months) | 269 | 118 | 360 |
| [1] [ii] Credit Score | 702 | 582 | 823 |

[1] Weighted Average reflected in Total. [ii] Non-Zero Weighted Average Credit Score

| | Range | Percent of Cut-Off Date Principal Balance |
|---|---|---|
| Product Type | Fixed Rate | 100.00% |
| Lien | Second | 100.00% |
| Property Type | Two- to four- family units | 7.99% |
| | Lo-Condo | 7.19% |
| | Hi-Condo | 0.95% |
| | Planned Unit Development | 29.86% |
| | Single-family | 53.29% |
| | Townhouse | 0.72% |
| Geographic Distribution | California | 17.53% |
| | Arizona | 13.80% |
| | Florida | 10.21% |
| | Georgia | 8.99% |
| | Virginia | 7.33% |
| | Maryland | 5.68% |
| Number of States (including DC) | 49 | |
| Documentation Type | Full/Alternative | 18.13% |
| | Limited | 0.38% |
| | No Documentation | 7.54% |
| | No Income/No Asset | 0.53% |
| | No Ratio | 21.03% |
| | No Ratio / Verified Employment | 0.67% |
| | Stated Income | 47.00% |
| | Stated/Stated | 4.71% |
| Loans with Prepayment Penalties | | 27.97% |
| Interest Only Loans | | 19.54% |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Credit Score Distribution of the Mortgage Loans

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|
| 0 – 0 | 24 | 895,009.88 | 0.18 | 37,292.08 | 98.63 | 20.26 | 8.36 |
| 580 - 599 | 6 | 238,995.71 | 0.05 | 39,832.62 | 99.11 | 100.00 | 0.00 |
| 600 - 619 | 13 | 784,367.52 | 0.16 | 60,335.96 | 99.07 | 39.98 | 36.65 |
| 620 - 639 | 798 | 37,978,961.72 | 7.71 | 47,592.68 | 97.58 | 23.94 | 14.07 |
| 640 - 659 | 954 | 49,527,822.58 | 10.05 | 51,915.96 | 97.08 | 24.90 | 18.27 |
| 660 - 679 | 1,328 | 65,694,008.04 | 13.33 | 49,468.38 | 97.19 | 17.86 | 16.83 |
| 680 - 699 | 1,839 | 97,986,864.28 | 19.89 | 53,282.69 | 97.81 | 12.66 | 24.34 |
| 700 - 719 | 1,352 | 71,651,189.45 | 14.54 | 52,996.44 | 97.69 | 14.84 | 20.20 |
| 720 - 739 | 1,151 | 60,467,606.53 | 12.27 | 52,534.84 | 97.68 | 13.79 | 18.50 |
| 740 - 759 | 926 | 44,851,731.46 | 9.10 | 48,436.00 | 98.04 | 17.92 | 20.14 |
| 760 - 779 | 731 | 37,747,404.32 | 7.66 | 51,638.04 | 97.81 | 23.72 | 21.22 |
| 780 - 799 | 384 | 17,736,204.66 | 3.60 | 46,188.03 | 97.28 | 27.59 | 15.76 |
| 800 - 819 | 137 | 7,077,938.97 | 1.44 | 51,663.79 | 96.59 | 30.51 | 15.66 |
| 820 - 840 | 1 | 19,484.40 | 0.00 | 19,484.40 | 100.00 | 100.00 | 0.00 |
| Total / Weighted Average: | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Selected Collateral Characteristics
## For the Mortgage Loans
*As of the Cut-Off Date*

### Debt-to-Income Ratios of the Mortgage Loans

| Range of Debt-to-Income Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| 0.00% - 0.00% | 2,605 | 146,687,923.54 | 29.77 | 56,310.14 | 704 | 97.04 | 0.02 | 16.72 |
| 0.01% - 5.00% | 122 | 4,585,462.41 | 0.93 | 37,585.76 | 714 | 96.09 | 40.13 | 9.40 |
| 5.01% - 10.00% | 191 | 9,456,600.28 | 1.92 | 49,511.00 | 704 | 97.27 | 36.42 | 6.86 |
| 10.01% - 15.00% | 194 | 9,643,002.43 | 1.96 | 49,706.20 | 716 | 95.27 | 21.79 | 22.31 |
| 15.01% - 20.00% | 328 | 15,716,520.18 | 3.19 | 47,916.22 | 707 | 98.09 | 24.89 | 23.11 |
| 20.01% - 25.00% | 493 | 22,391,517.34 | 4.55 | 45,418.90 | 704 | 97.19 | 24.32 | 24.99 |
| 25.01% - 30.00% | 705 | 30,993,105.75 | 6.29 | 43,961.85 | 706 | 97.74 | 24.39 | 18.13 |
| 30.01% - 35.00% | 991 | 48,490,844.26 | 9.84 | 48,931.23 | 704 | 97.41 | 22.00 | 19.14 |
| 35.01% - 40.00% | 1,219 | 58,607,258.29 | 11.90 | 48,078.14 | 700 | 98.43 | 26.20 | 17.87 |
| 40.01% - 45.00% | 1,472 | 76,819,228.13 | 15.59 | 52,186.98 | 697 | 97.99 | 22.92 | 22.49 |
| 45.01% - 50.00% | 1,200 | 62,719,317.32 | 12.73 | 52,266.10 | 698 | 98.15 | 29.58 | 24.85 |
| 50.01% - 55.00% | 124 | 6,546,809.59 | 1.33 | 52,796.85 | 693 | 98.08 | 43.00 | 15.86 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics For the Mortgage Loans
*As of the Cut-Off Date*

## Original Mortgage Loan Principal Balances of the Mortgage Loans

| Range of Original Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| $0 - $9,999 | 59 | 499,014.41 | 0.10 | 8,457.87 | 698 | 88.64 | 17.52 | 8.67 |
| $10,000 - $19,999 | 1,052 | 16,535,240.38 | 3.36 | 15,717.91 | 708 | 95.74 | 30.78 | 8.88 |
| $20,000 - $29,999 | 1,956 | 49,006,132.91 | 9.95 | 25,054.26 | 705 | 97.34 | 30.53 | 10.60 |
| $30,000 - $39,999 | 1,919 | 66,364,833.46 | 13.47 | 34,583.03 | 699 | 98.10 | 27.98 | 13.87 |
| $40,000 - $49,999 | 1,283 | 56,903,858.64 | 11.55 | 44,352.19 | 702 | 98.56 | 22.18 | 17.14 |
| $50,000 - $59,999 | 874 | 47,676,862.44 | 9.68 | 54,550.19 | 698 | 98.50 | 18.82 | 14.63 |
| $60,000 - $69,999 | 641 | 41,325,390.31 | 8.39 | 64,470.19 | 702 | 98.53 | 13.63 | 18.13 |
| $70,000 - $79,999 | 512 | 38,014,466.04 | 7.72 | 74,247.00 | 698 | 98.55 | 14.53 | 17.97 |
| $80,000 - $89,999 | 341 | 28,793,272.33 | 5.84 | 84,437.75 | 701 | 98.73 | 11.34 | 20.50 |
| $90,000 - $99,999 | 188 | 17,808,683.99 | 3.61 | 94,727.04 | 704 | 98.57 | 10.70 | 18.49 |
| $100,000 - $109,999 | 144 | 14,925,105.43 | 3.03 | 103,646.57 | 702 | 97.57 | 8.18 | 28.46 |
| $110,000 - $119,999 | 161 | 18,473,387.46 | 3.75 | 114,741.54 | 700 | 98.44 | 7.42 | 21.13 |
| $120,000 - $129,999 | 98 | 12,179,796.45 | 2.47 | 124,283.64 | 709 | 98.33 | 12.25 | 30.55 |
| $130,000 - $139,999 | 62 | 8,205,789.14 | 1.67 | 132,351.44 | 695 | 97.30 | 6.48 | 24.32 |
| $140,000 - $149,999 | 48 | 6,831,513.17 | 1.39 | 142,323.19 | 701 | 97.16 | 8.45 | 26.00 |
| $150,000 - $159,999 | 66 | 10,060,001.34 | 2.04 | 152,424.26 | 698 | 95.42 | 9.16 | 28.79 |
| $160,000 - $169,999 | 26 | 4,278,654.96 | 0.87 | 164,563.65 | 710 | 96.44 | 7.74 | 34.59 |
| $170,000 - $179,999 | 29 | 5,051,192.78 | 1.03 | 174,179.06 | 702 | 96.42 | 3.46 | 13.80 |
| $180,000 - $189,999 | 19 | 3,497,284.89 | 0.71 | 184,067.63 | 706 | 96.83 | 5.29 | 21.16 |
| $190,000 - $199,999 | 22 | 4,082,597.46 | 0.83 | 185,572.61 | 709 | 94.55 | 14.49 | 37.83 |
| $200,000 - $209,999 | 14 | 2,840,099.78 | 0.58 | 202,864.27 | 701 | 95.73 | 7.03 | 50.15 |
| $210,000 - $219,999 | 10 | 2,140,074.45 | 0.43 | 214,007.45 | 726 | 93.49 | 9.97 | 20.23 |
| $220,000 - $229,999 | 12 | 2,681,808.89 | 0.54 | 223,484.07 | 726 | 97.48 | 8.20 | 16.73 |
| $230,000 - $239,999 | 10 | 2,353,375.55 | 0.48 | 235,337.56 | 712 | 96.49 | 20.15 | 50.17 |
| $240,000 - $249,999 | 13 | 3,172,497.14 | 0.64 | 244,038.24 | 704 | 98.48 | 0.00 | 61.41 |
| $250,000 - $259,999 | 7 | 1,753,139.00 | 0.36 | 250,448.43 | 702 | 93.02 | 28.48 | 43.01 |
| $260,000 - $269,999 | 6 | 1,578,009.06 | 0.32 | 263,001.51 | 673 | 86.11 | 0.00 | 32.98 |
| $270,000 - $279,999 | 6 | 1,636,448.56 | 0.33 | 272,741.43 | 697 | 92.77 | 16.49 | 49.92 |
| $280,000 - $289,999 | 5 | 1,422,409.08 | 0.29 | 284,481.82 | 711 | 95.04 | 19.84 | 20.04 |
| $290,000 - $299,999 | 1 | 296,000.00 | 0.06 | 296,000.00 | 641 | 81.88 | 0.00 | 100.00 |
| $300,000 - $309,999 | 7 | 2,118,327.74 | 0.43 | 302,618.25 | 731 | 96.44 | 0.00 | 28.32 |
| $310,000 - $319,999 | 1 | 312,500.00 | 0.06 | 312,500.00 | 654 | 95.00 | 0.00 | 0.00 |
| $320,000 - $329,999 | 6 | 1,948,628.35 | 0.40 | 324,771.39 | 716 | 93.22 | 0.00 | 33.33 |
| $330,000 - $339,999 | 2 | 667,348.27 | 0.14 | 333,674.14 | 740 | 95.00 | 0.00 | 0.00 |
| $340,000 - $349,999 | 2 | 687,500.00 | 0.14 | 343,750.00 | 694 | 85.03 | 0.00 | 50.25 |
| $350,000 - $359,999 | 16 | 5,600,683.25 | 1.14 | 350,042.70 | 704 | 93.35 | 12.51 | 56.20 |
| $360,000 - $369,999 | 2 | 737,500.00 | 0.15 | 368,750.00 | 685 | 100.00 | 100.00 | 100.00 |
| $370,000 - $379,999 | 1 | 374,692.49 | 0.08 | 374,692.49 | 710 | 90.00 | 0.00 | 0.00 |
| $380,000 - $389,999 | 2 | 768,300.00 | 0.16 | 384,150.00 | 671 | 90.01 | 0.00 | 0.00 |
| $390,000 - $399,999 | 2 | 788,150.76 | 0.16 | 394,075.38 | 712 | 94.96 | 49.88 | 50.12 |
| $400,000 + | 19 | 8,267,019.16 | 1.68 | 435,106.27 | 720 | 88.89 | 15.96 | 37.56 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Net Mortgage Rates of the Mortgage Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| 4.000% - 4.499% | 1 | 30,500.00 | 0.01 | 30,500.00 | 714 | 100.00 | 100.00 | 0.00 |
| 4.500% - 4.999% | 1 | 84,000.00 | 0.02 | 84,000.00 | 755 | 80.00 | 100.00 | 100.00 |
| 5.000% - 5.499% | 10 | 647,980.33 | 0.13 | 64,798.03 | 777 | 91.36 | 84.80 | 19.29 |
| 5.500% - 5.999% | 20 | 976,541.49 | 0.20 | 48,827.07 | 755 | 84.87 | 77.42 | 0.00 |
| 6.000% - 6.499% | 50 | 2,556,809.80 | 0.52 | 51,136.20 | 735 | 92.42 | 60.78 | 7.63 |
| 6.500% - 6.999% | 100 | 4,762,922.91 | 0.97 | 47,629.23 | 734 | 96.49 | 65.27 | 8.73 |
| 7.000% - 7.499% | 180 | 8,003,437.81 | 1.62 | 44,463.54 | 729 | 96.26 | 63.63 | 11.96 |
| 7.500% - 7.999% | 276 | 12,407,716.87 | 2.52 | 44,955.50 | 726 | 97.56 | 50.34 | 11.54 |
| 8.000% - 8.499% | 468 | 23,416,810.45 | 4.75 | 50,035.92 | 720 | 96.31 | 34.77 | 11.66 |
| 8.500% - 8.999% | 614 | 29,693,626.70 | 6.03 | 48,360.96 | 715 | 98.06 | 28.83 | 14.53 |
| 9.000% - 9.499% | 924 | 42,758,491.47 | 8.68 | 46,275.42 | 705 | 97.52 | 26.68 | 16.08 |
| 9.500% - 9.999% | 883 | 48,077,796.33 | 9.76 | 54,448.24 | 704 | 97.42 | 17.93 | 16.23 |
| 10.000% - 10.499% | 1,137 | 60,737,170.15 | 12.33 | 53,418.80 | 702 | 98.35 | 16.34 | 18.39 |
| 10.500% - 10.999% | 1,169 | 61,756,593.89 | 12.54 | 52,828.57 | 698 | 98.09 | 13.43 | 20.16 |
| 11.000% - 11.499% | 1,269 | 72,843,012.64 | 14.79 | 57,401.90 | 693 | 97.60 | 11.41 | 23.69 |
| 11.500% - 11.999% | 848 | 41,866,579.93 | 8.50 | 49,370.97 | 701 | 97.95 | 8.77 | 23.26 |
| 12.000% - 12.499% | 710 | 35,524,985.72 | 7.21 | 50,035.19 | 697 | 97.64 | 7.57 | 23.74 |
| 12.500% - 12.999% | 473 | 22,379,169.02 | 4.54 | 47,313.25 | 693 | 97.48 | 6.90 | 26.02 |
| 13.000% - 13.499% | 272 | 13,259,358.42 | 2.69 | 48,747.64 | 684 | 97.36 | 3.30 | 26.70 |
| 13.500% - 13.999% | 141 | 6,385,880.20 | 1.30 | 45,289.93 | 687 | 95.86 | 2.18 | 27.79 |
| 14.000% - 14.499% | 75 | 3,316,685.30 | 0.67 | 44,222.47 | 691 | 97.60 | 0.78 | 26.11 |
| 14.500% - 14.999% | 12 | 569,343.46 | 0.12 | 47,445.29 | 668 | 95.25 | 0.00 | 2.63 |
| 15.000% - 15.499% | 7 | 318,884.61 | 0.06 | 45,554.94 | 670 | 95.75 | 0.00 | 32.61 |
| 15.500% - 15.999% | 4 | 283,292.02 | 0.06 | 70,823.01 | 672 | 94.45 | 51.18 | 51.18 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Mortgage Rates of the Mortgage Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| 5.000% - 5.499% | 1 | 30,500.00 | 0.01 | 30,500.00 | 714 | 100.00 | 100.00 | 0.00 |
| 5.500% - 5.999% | 6 | 363,438.88 | 0.07 | 60,573.15 | 764 | 86.99 | 86.15 | 57.51 |
| 6.000% - 6.499% | 12 | 657,989.90 | 0.13 | 54,832.49 | 764 | 93.58 | 91.32 | 0.00 |
| 6.500% - 6.999% | 38 | 2,174,594.39 | 0.44 | 57,226.17 | 739 | 88.45 | 60.71 | 7.23 |
| 7.000% - 7.499% | 79 | 3,962,506.27 | 0.80 | 50,158.31 | 741 | 95.28 | 62.30 | 6.53 |
| 7.500% - 7.999% | 143 | 6,472,786.24 | 1.31 | 45,264.24 | 729 | 95.72 | 68.31 | 13.25 |
| 8.000% - 8.499% | 238 | 10,187,722.26 | 2.07 | 42,805.56 | 729 | 97.57 | 58.97 | 8.25 |
| 8.500% - 8.999% | 410 | 20,092,316.56 | 4.08 | 49,005.65 | 725 | 96.69 | 36.89 | 12.34 |
| 9.000% - 9.499% | 544 | 26,626,506.47 | 5.40 | 48,945.78 | 716 | 97.24 | 31.37 | 12.06 |
| 9.500% - 9.999% | 883 | 41,707,802.93 | 8.47 | 47,234.20 | 708 | 97.37 | 26.05 | 17.06 |
| 10.000% - 10.499% | 831 | 41,795,557.87 | 8.48 | 50,295.50 | 703 | 97.60 | 24.91 | 17.66 |
| 10.500% - 10.999% | 1,092 | 59,570,892.47 | 12.09 | 54,552.10 | 704 | 98.17 | 16.18 | 17.48 |
| 11.000% - 11.499% | 1,135 | 58,861,761.73 | 11.95 | 51,860.58 | 698 | 98.20 | 13.40 | 19.86 |
| 11.500% - 11.999% | 1,330 | 75,426,033.71 | 15.31 | 56,711.30 | 695 | 97.95 | 11.59 | 20.29 |
| 12.000% - 12.499% | 965 | 51,435,745.19 | 10.44 | 53,301.29 | 697 | 97.46 | 9.73 | 25.38 |
| 12.500% - 12.999% | 788 | 38,809,526.54 | 7.88 | 49,250.67 | 698 | 97.91 | 7.85 | 24.29 |
| 13.000% - 13.499% | 474 | 22,872,094.00 | 4.64 | 48,253.36 | 691 | 97.40 | 7.56 | 27.40 |
| 13.500% - 13.999% | 388 | 18,767,131.12 | 3.81 | 48,368.89 | 690 | 97.51 | 3.76 | 21.94 |
| 14.000% - 14.499% | 152 | 6,883,891.88 | 1.40 | 45,288.76 | 688 | 96.05 | 2.31 | 30.52 |
| 14.500% - 14.999% | 98 | 4,147,253.86 | 0.84 | 42,318.92 | 686 | 97.74 | 1.51 | 26.17 |
| 15.000% - 15.499% | 25 | 1,149,360.62 | 0.23 | 45,974.42 | 683 | 96.00 | 0.00 | 2.86 |
| 15.500% - 15.999% | 5 | 331,664.61 | 0.07 | 66,332.92 | 660 | 96.17 | 0.00 | 31.36 |
| 16.000% - 16.499% | 7 | 330,512.02 | 0.07 | 47,216.00 | 673 | 94.99 | 43.87 | 43.87 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Original Combined Loan-to-Value Ratios of the Mortgage Loans

| Range of Original Combined Loan-to-Value Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|
| 15.01% - 20.00% | 1 | 34,490.13 | 0.01 | 34,490.13 | 623 | 0.00 | 0.00 |
| 20.01% - 25.00% | 2 | 60,150.00 | 0.01 | 30,075.00 | 665 | 0.00 | 56.11 |
| 25.01% - 30.00% | 5 | 373,240.27 | 0.08 | 74,648.05 | 709 | 56.23 | 6.81 |
| 35.01% - 40.00% | 9 | 427,135.31 | 0.09 | 47,459.48 | 678 | 19.08 | 6.11 |
| 40.01% - 45.00% | 1 | 62,347.66 | 0.01 | 62,347.66 | 687 | 0.00 | 0.00 |
| 45.01% - 50.00% | 1 | 13,000.00 | 0.00 | 13,000.00 | 628 | 100.00 | 0.00 |
| 50.01% - 55.00% | 2 | 349,783.33 | 0.07 | 174,891.67 | 774 | 57.12 | 0.00 |
| 60.01% - 65.00% | 2 | 50,692.01 | 0.01 | 25,346.01 | 679 | 0.00 | 0.00 |
| 65.01% - 70.00% | 3 | 46,254.01 | 0.01 | 15,418.00 | 704 | 0.00 | 16.16 |
| 70.01% - 75.00% | 10 | 909,209.01 | 0.18 | 90,920.90 | 687 | 1.45 | 72.26 |
| 75.01% - 80.00% | 49 | 7,137,613.24 | 1.45 | 145,665.58 | 700 | 13.06 | 24.12 |
| 80.01% - 85.00% | 80 | 5,244,107.54 | 1.06 | 65,551.34 | 710 | 15.91 | 42.75 |
| 85.01% - 90.00% | 1,105 | 48,557,696.16 | 9.86 | 43,943.62 | 698 | 13.94 | 20.48 |
| 90.01% - 95.00% | 1,250 | 60,499,008.80 | 12.28 | 48,399.21 | 701 | 13.77 | 16.85 |
| 95.01% - 100.00% | 7,124 | 368,892,862.05 | 74.88 | 51,781.70 | 703 | 19.50 | 19.36 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Geographic Distribution of Mortgaged Properties of the Mortgage Loans

| State or Territory | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| California | 936 | 86,344,277.97 | 17.53 | 92,248.16 | 700 | 96.80 | 10.56 | 29.57 |
| Arizona | 1,289 | 68,010,273.46 | 13.80 | 52,762.04 | 711 | 97.94 | 16.54 | 21.01 |
| Florida | 1,000 | 50,299,382.40 | 10.21 | 50,299.38 | 704 | 96.95 | 12.42 | 22.89 |
| Georgia | 1,297 | 44,265,401.29 | 8.99 | 34,129.07 | 693 | 98.46 | 31.86 | 22.89 |
| Virginia | 552 | 36,119,325.08 | 7.33 | 65,433.56 | 698 | 97.61 | 13.57 | 15.12 |
| Maryland | 456 | 27,983,681.87 | 5.68 | 61,367.72 | 696 | 97.69 | 13.65 | 11.96 |
| Colorado | 432 | 23,908,866.65 | 4.85 | 55,344.60 | 707 | 97.56 | 22.11 | 22.45 |
| Texas | 788 | 23,683,062.21 | 4.81 | 30,054.65 | 714 | 98.65 | 27.77 | 4.30 |
| Nevada | 288 | 17,927,539.72 | 3.64 | 62,248.40 | 711 | 97.63 | 11.79 | 30.79 |
| Illinois | 248 | 12,021,815.74 | 2.44 | 48,475.06 | 697 | 98.00 | 19.34 | 10.32 |
| New Jersey | 189 | 11,992,153.49 | 2.43 | 63,450.55 | 694 | 97.35 | 7.92 | 13.08 |
| Washington | 226 | 10,884,266.04 | 2.21 | 48,160.47 | 690 | 98.72 | 17.82 | 10.63 |
| Other (1) | 1,943 | 79,217,543.60 | 16.08 | 40,770.74 | 702 | 97.53 | 26.13 | 12.76 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

1) Other includes states and the District of Columbia with fewer than 2% concentrations individually.

## Junior Ratios of the Mortgage Loans

| Range of Junior Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| 0.01% - 30.00% | 8,845 | 415,587,510.20 | 84.36 | 46,985.59 | 700 | 97.85 | 19.37 | 18.10 |
| 30.01% - 40.00% | 356 | 38,962,858.51 | 7.91 | 109,446.23 | 704 | 96.03 | 11.25 | 29.00 |
| 40.01% - 45.00% | 257 | 21,777,291.25 | 4.42 | 84,736.54 | 720 | 98.59 | 13.23 | 32.41 |
| 45.01% - 50.00% | 40 | 3,358,809.41 | 0.68 | 83,970.24 | 705 | 95.48 | 4.20 | 16.35 |
| 50.01% - 55.00% | 111 | 9,314,659.86 | 1.89 | 83,915.85 | 718 | 99.62 | 5.58 | 18.46 |
| 55.01% - 60.00% | 4 | 133,497.97 | 0.03 | 33,374.49 | 712 | 98.28 | 59.45 | 0.00 |
| 60.01% and greater | 31 | 3,522,962.32 | 0.72 | 113,643.95 | 729 | 74.08 | 23.00 | 11.17 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Mortgage Loan Purpose of the Mortgage Loans

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| Equity Refinance | 586 | 30,458,760.24 | 6.18 | 51,977.41 | 680 | 93.37 | 24.75 | 24.33 |
| Purchase | 8,879 | 453,864,138.67 | 92.13 | 51,116.58 | 704 | 98.01 | 17.48 | 19.32 |
| Rate/Term Refinance | 179 | 8,334,690.61 | 1.69 | 46,562.52 | 698 | 90.03 | 29.58 | 14.10 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

## Mortgage Loan Documentation Type of the Mortgage Loans

| Documentation Type | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| Full/Alternative | 2,216 | 89,327,676.09 | 18.13 | 40,310.32 | 702 | 97.93 | 100.00 | 15.60 |
| Limited | 25 | 1,851,894.21 | 0.38 | 74,075.77 | 683 | 96.89 | 0.00 | 53.37 |
| No Documentation | 837 | 37,169,050.59 | 7.54 | 44,407.47 | 714 | 95.85 | 0.00 | 17.69 |
| No Income/No Asset | 46 | 2,627,719.50 | 0.53 | 57,124.34 | 711 | 93.61 | 0.00 | 11.84 |
| No Ratio | 1,639 | 103,594,969.84 | 21.03 | 63,206.20 | 701 | 97.52 | 0.00 | 16.48 |
| No Ratio / Verified Employment | 86 | 3,320,499.77 | 0.67 | 38,610.46 | 689 | 98.07 | 0.00 | 23.45 |
| Stated Income | 4,303 | 231,555,704.14 | 47.00 | 53,812.62 | 702 | 97.82 | 0.00 | 22.25 |
| Stated/Stated | 492 | 23,210,075.38 | 4.71 | 47,174.95 | 695 | 97.51 | 0.00 | 21.88 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Occupancy Types of the Mortgage Loans

| Occupancy | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| Investor | 3,672 | 146,120,874.43 | 29.66 | 39,793.27 | 718 | 97.58 | 19.83 | 18.61 |
| Primary Residence | 5,327 | 310,171,224.99 | 62.96 | 58,226.25 | 693 | 97.71 | 17.43 | 19.47 |
| Second/Vacation | 645 | 36,365,490.10 | 7.38 | 56,380.60 | 717 | 96.59 | 17.31 | 23.86 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

## Mortgaged Property Types of the Mortgage Loans

| Property Type | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| Two- to four- family units | 743 | 39,376,820.87 | 7.99 | 52,997.07 | 709 | 97.18 | 17.06 | 13.91 |
| Condominium | 762 | 35,444,583.34 | 7.19 | 46,515.20 | 704 | 98.37 | 17.92 | 21.86 |
| Hi-Rise Condo | 71 | 4,667,488.91 | 0.95 | 65,739.28 | 698 | 93.34 | 8.54 | 15.89 |
| Planned Unit Developments | 2,770 | 147,094,953.14 | 29.86 | 53,102.87 | 704 | 97.67 | 19.36 | 19.32 |
| Single-family | 5,216 | 262,541,347.64 | 53.29 | 50,333.85 | 700 | 97.56 | 17.73 | 20.24 |
| Townhouse | 82 | 3,532,395.62 | 0.72 | 43,078.00 | 707 | 98.30 | 23.33 | 20.55 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

# Selected Collateral Characteristics
# For the Mortgage Loans
*As of the Cut-Off Date*

## Prepayment Penalty Terms of the Mortgage Loans

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| None | 7,164 | 354,854,462.44 | 72.03 | 49,533.01 | 701 | 97.52 | 19.56 | 18.33 |
| 3 Months | 1 | 27,963.90 | 0.01 | 27,963.90 | 723 | 100.00 | 0.00 | 0.00 |
| 4 Months | 2 | 46,169.06 | 0.01 | 23,084.53 | 768 | 100.00 | 100.00 | 62.11 |
| 6 Months | 837 | 44,354,245.69 | 9.00 | 52,991.93 | 702 | 97.67 | 17.20 | 15.02 |
| 8 Months | 68 | 4,024,367.45 | 0.82 | 59,181.87 | 700 | 96.55 | 4.63 | 30.57 |
| 12 Months | 184 | 11,829,601.70 | 2.40 | 64,291.31 | 704 | 97.01 | 6.77 | 15.30 |
| 24 Months | 29 | 1,304,293.58 | 0.26 | 44,975.64 | 672 | 98.94 | 33.26 | 8.20 |
| 36 Months | 1,357 | 76,139,528.83 | 15.45 | 56,108.72 | 708 | 98.00 | 14.22 | 28.08 |
| 60 Months | 2 | 76,956.87 | 0.02 | 38,478.44 | 708 | 96.73 | 0.00 | 0.00 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |

## Interest Only Terms of the Mortgage Loans

| Interest Only Term | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Combined Loan-to-Value Ratio | Percent Full Documentation | Percent Interest Only |
|---|---|---|---|---|---|---|---|---|
| Not Interest Only | 8,179 | 396,402,883.67 | 80.46 | 48,465.94 | 702 | 97.65 | 19.02 | 0.00 |
| 60 Months | 271 | 23,812,477.34 | 4.83 | 87,868.92 | 701 | 97.11 | 10.94 | 100.00 |
| 120 Months | 1,194 | 72,442,228.51 | 14.70 | 60,671.88 | 704 | 97.41 | 15.65 | 100.00 |
| Total / Weighted Average | 9,644 | 492,657,589.52 | 100.00 | 51,084.36 | 702 | 97.59 | 18.13 | 19.54 |



This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

## Contact Information

| Banking Contacts | | |
|---|---|---|
| **Name:** | **Telephone:** | **E-Mail:** |
| Josephine Musso<br>Associate Director | (212) 272-6033 | jmusso@bear.com |
| Audrey Kingsley<br>Vice President | (212) 272-0891 | akingsley@bear.com |
| Michael Cohn<br>Collateral Analyst | (212) 272-6561 | mcohn@bear.com |

| Trading / Syndicate Contacts | | |
|---|---|---|
| **Name:** | **Telephone:** | **E-Mail:** |
| Scott Eichel<br>Senior Managing Director | (212) 272-5451 | seichel@bear.com |
| Chris Scott<br>Senior Managing Director | (212) 272-5451 | cscott@bear.com |
| Keith Lind<br>Associate Director | (212) 272-5451 | klind@bear.com |
| Carol Fuller<br>Senior Managing Director | (212) 272-4955 | cfuller@bear.com |
| Angela Ward<br>Vice President | (212) 272-4955 | adward@bear.com |

| Rating Agency Contacts | | |
|---|---|---|
| **Name:** | **Telephone:** | **E-Mail:** |
| **Moody's**<br>Todd Swanson | (415) 274-1714 | todd.swanson@moodys.com |
| **S&P**<br>Carissa Hinman | (212) 438-1567 | Carissa_hinman@standardandpoors.com |
| **Fitch**<br>Tiffany Yamaoka | (212) 908-0656 | tiffany.yamaoka@fitchratings.com |

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.